Filed by Vivakor, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Vivakor, Inc.
SEC File No.: 001-41286
Date: May 23, 2024

VIVAKOR PROVIDES UPDATE ON EMPIRE’S HYDROGEN PROJECT

AT THE PORT OF WEST VIRGINIA

Dallas, TX – Accesswire - May 23, 2024 -Vivakor, Inc. (Nasdaq: VIVK) (“Vivakor” or the “Company”), a socially responsible operator, acquirer and developer of clean energy technologies and environmental solutions, today provided an update on the hydrogen project being developed at the Port of West Virginia industrial park by Empire Diversified Energy, Inc. (“Empire”). The Company and Empire announced a proposed merger on March 4, 2024, and the Company is releasing this update in connection the potential merger.

On May 20, 2024, Empire and Heartland Water Technology (“Heartland”) announced a new partnership with Empire Green Generation, a wholly-owned subsidiary of Empire, to develop a state-of-the-art facility that will convert food waste into renewable hydrogen and carbon as part of the Department of Energy’s Appalachian Regional Clean Hydrogen Hub (ARCH2). The partnership between Heartland and Empire represents a significant step forward in converting waste into sustainable hydrogen production.

The project incorporates several essential technical steps into a cohesive, unified process. First, food waste is treated in an anaerobic digester, producing biogas and residual solid material (digestate). Heartland’s proprietary HelioStorm™ ultra-high temperature ionic gasifier performs methane pyrolysis of the biogas to produce clean hydrogen and valuable sustainable carbon. The digestate is processed through Heartland’s proprietary LTC Dry™ and HelioStorm™ gasifiers in a parallel pathway to produce an ultra-pure, tar-free synthesis gas. This gas is then used to generate clean energy, powering the entire conversion system described, and reducing reliance on the grid and fossil fuels.

“The project not only aligns with our vision to redefine waste, it underscores the critical role of renewable hydrogen in shaping a sustainable, circular economy. Hydrogen is more than an energy carrier; it represents a cornerstone for future sustainability goals, offering a path to decarbonize industries and energize communities in an environmentally responsible manner,” said Chris Beaufait, CEO of Heartland. “Empire is a world class developer of sustainable projects. We are excited to work together to deliver an exciting and impactful waste treatment and hydrogen generation plant.”

Bernard Brown, Empire COO, added, “The ARCH2 hydrogen hub is a beacon of innovation and leadership in the renewable energy sector. By leveraging this hub as a pivotal platform for collaboration, research, and development, we aim to demonstrate how strategic investments in decentralized hydrogen infrastructure and technology can yield significant environmental and economic benefits. The integration of Heartland’s HelioStorm™ technology into the project is a game-changer, harnessing groundbreakingly efficient methods to convert food waste into renewable hydrogen, propelling us toward our hydrogen goals.”

The food waste to energy project is expected to begin operations in Q3 2025.

About Heartland Water Technology

Operating at the intersection of water, renewable energy, and resource recovery, since 2008, Heartland has been providing technology-enabled solutions for world’s most challenging waste streams. With proprietary, award-winning technologies such as the Heartland Concentrator™, HelioStorm™, and LTC Dry™, Heartland’s mission is to provide scalable, efficient, turnkey solutions enabled by expertise and innovation, that not only meet the needs of today but promote sustainability, preserve the environment, and enhance public health.

About Empire Green Generation

Empire Green Generation is a behind-the-grid utilities company that utilizes waste-to-energy and recycling systems to provide electricity, waste management, and water treatment services to Empire’s Riverfront Industrial Complex at the Port of West Virginia. Green-Gen provides electricity from waste plastic-derived syngas and green hydrogen from recycling food waste.

About Empire Diversified Energy

Empire Diversified Energy, Inc. is a multifaceted holding company with business units in the sustainable energy and logistics sector. Empire’s primary location is in Follansbee, WV where it operates the Port of West of Virginia, within its Eco-Industrial Complex. The Complex is geographically located along the Ohio River where it serves the crossroads of the East Coast and Midwest through its trimodal facility. Empire is currently deploying a host of innovative proven technologies serving the pathway to clean energy generation. These business units will serve the transportation, waste, steel, warehousing, and other sectors, in an effort to help decarbonize the region.

About Vivakor, Inc.

Vivakor, Inc. (NASDAQ:VIVK), is a clean energy technology company focused on the oil remediation and natural resources sectors. Vivakor’s corporate mission is to create, acquire, accumulate, and operate distinct assets, intellectual properties, and exceptional technologies. Its Silver Fuels Delhi, LLC, and White Claw Colorado City, LLC subsidiaries include crude oil gathering, storage, and transportation facilities, which feature long-term ten year take-or-pay contracts.

The Company’s patented Remediation Processing Centers allows for the environmentally-friendly recovery of bitumen (heavy crude) and other hydrocarbons from the remediation of contaminated soils. It is believed to be the only remediation system that can clean soils with more than 5% by weight oil contamination while recovering the oil and leaving the soil fully viable for reuse. The Remediation Processing Centers focus on extraction from shallow, oil-laden sands, along with generating petroleum-based remediation projects. The Company currently has projects under development in Kuwait and in Houston, Texas.

For more information, please visit our website: http://vivakor.com

Forward-Looking Statements

This news release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon our current expectations and speak only as of the date hereof. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including economic slowdown affecting companies, our ability to successfully develop products, rapid change in our markets, changes in demand for our future products, legislative, regulatory and competitive developments and general economic conditions. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in Vivakor’s filings with the Securities and Exchange Commission, which factors may be incorporated herein by reference. Forward-looking statements may be identified but not limited by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Investors Contact:
P:949-281-2606
info@vivakor.com

ClearThink
nyc@clearthink.capital

SOURCE: Vivakor and Empire Diversified Energy

Important Additional Information About the Transaction and Where to Find It

This material relates to the proposed merger between the Company and Empire (the “Merger”), as disclosed in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC’) on March 1, 2024. Shares of Vivakor’s common stock (the “Vivakor Shares”) issued in connection with the proposed Merger may be registered pursuant to a registration statement to be filed with the SEC or issued pursuant to an available exemption. This information is not a substitute for any registration statement or any other document that Vivakor may file with the SEC or that it or Empire may send to its respective shareholders in connection with the offer and/or issuance of Vivakor Shares. Investors are urged to read any registration statement, if and when filed, and all other relevant documents that may be filed with the SEC as and if they become available because they will contain important information about the issuance of Vivakor Shares. Documents, if and when filed with the SEC, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Vivakor’s Investor Relations department at http://vivakor.com. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Merger, Vivakor will file proxy soliciting materials with the SEC. The information contained in any such filing may not be complete and may be updated, amended or changed. SHAREHOLDERS ARE URGED TO READ SUCH MATERIALS WHEN AVAILABLE AND ANY OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

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